Exhibit 99.1

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of Lyondell Chemical Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Lyondell Chemical Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangible Assets.”

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation – Transition and Disclosure.”

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

March 8, 2004

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
Millions of dollars, except per share data	2003	2002	2001
Sales and other operating revenues	$3,801	$3,262	$3,193

Operating costs and expenses:
Cost of sales	3,599	2,898	2,862
Selling, general and administrative expenses	166	160	157
Research and development expenses	37	30	32
Amortization of goodwill	—	—	30

	3,802	3,088	3,081

Operating income (loss)	(1)	174	112

Interest expense	(415)	(384)	(386)
Interest income	23	11	17
Other income (expense), net	15	(29)	(11)

Loss before equity investments and income taxes	(378)	(228)	(268)

Income (loss) from equity investments:
Equistar Chemicals, LP	(228)	(117)	(77)
LYONDELL-CITGO Refining LP	144	135	129
Other	(19)	(4)	(12)

	(103)	14	40

Loss before income taxes	(481)	(214)	(228)

Benefit from income taxes	(179)	(66)	(78)

Net loss	$(302)	$(148)	$(150)

Basic and diluted loss per share	$(1.84)	$(1.10)	$(1.28)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,
Millions, except shares and par value data	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$438	$286
Other short-term investments	—	44
Accounts receivable:
Trade, net	365	340
Related parties	84	56
Inventories	347	344
Prepaid expenses and other current assets	82	66
Deferred tax assets	43	35

Total current assets	1,359	1,171
Property, plant and equipment, net	2,640	2,369
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	965	1,184
Investment in PO joint ventures	866	770
Investment in and receivable from LYONDELL-CITGO Refining LP	232	297
Other investments and long-term receivables	85	98
Goodwill, net	1,080	1,130
Other assets, net	406	429

Total assets	$7,633	$7,448

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$284	$260
Related parties	147	84
Current maturities of long-term debt	—	1
Accrued liabilities	268	288

Total current liabilities	699	633
Long-term debt	4,151	3,926
Other liabilities	680	664
Deferred income taxes	792	881
Commitments and contingencies
Minority interest	155	165
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 142,330,000 and 128,530,000 shares issued, respectively	142	128
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 36,823,421 and 34,568,224 shares issued, respectively	37	35
Additional paid-in capital	1,571	1,380
Retained deficit	(474)	(18)
Accumulated other comprehensive loss	(54)	(271)
Treasury stock, at cost, 2,360,834 and 2,685,080 shares, respectively	(66)	(75)

Total stockholders’ equity	1,156	1,179

Total liabilities and stockholders’ equity	$7,633	$7,448

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
Millions of dollars	2003	2002	2001
Cash flows from operating activities:
Net loss	$(302)	$(148)	$(150)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	250	244	254
Gain on sale of equity interest	(18)	—	—
Losses from equity investments	247	121	89
Restructuring charges	—	—	63
Deferred income taxes	(172)	(24)	3
Debt prepayment premiums and charges	5	23	7
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(54)	(7)	154
Inventories	14	(14)	48
Accounts payable	61	13	(74)
Income taxes refundable, net of payable	27	62	(70)
Other assets and liabilities, net	45	19	(125)

Net cash provided by operating activities	103	289	199

Cash flows from investing activities:
Expenditures for property, plant and equipment	(268)	(22)	(68)
Distributions from affiliates in excess of earnings	111	—	50
Contributions and advances to affiliates	(137)	(114)	(173)
Purchase of equity investment in Equistar	—	(440)	—
Proceeds from sale of equity interest	28	—	—
Maturity (purchase) of other short-term investments	44	(44)	—
Other	—	(3)	—

Net cash used in investing activities	(222)	(623)	(191)

Cash flows from financing activities:
Issuance of long-term debt	318	591	385
Repayment of long-term debt	(103)	(543)	(394)
Issuance of Series B common stock, warrants and right	—	440	—
Issuance of common stock	171	110	—
Dividends paid	(116)	(109)	(106)
Other	(4)	(18)	(7)

Net cash provided by (used in) financing activities	266	471	(122)

Effect of exchange rate changes on cash	5	3	—

Increase (decrease) in cash and cash equivalents	152	140	(114)
Cash and cash equivalents at beginning of period	286	146	260

Cash and cash equivalents at end of period	$438	$286	$146

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Series B Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Millions, except shares and per share data	Issued	Treasury
Balance, January 1, 2001	$120	$(75)	$—	$854	$504	$(258)
Net loss	—	—	—	—	(150)	—	$(150)
Cash dividends ($0.90 per share)	—	—	—	—	(106)	—	—
Foreign currency translation	—	—	—	—	—	(53)	(53)
Minimum pension liability, net of tax of $46	—	—	—	—	—	(84)	(84)
Reissuance of 2,587 treasury shares under benefit plans	—	—	—	—	(1)	—	—
Other	—	—	—	—	—	(2)	(2)

Comprehensive loss							$(289)

Balance, December 31, 2001	$120	$(75)	$—	$854	$247	$(397)
Net loss	—	—	—	—	(148)	—	$(148)
Cash dividends ($0.90 per share)	—	—	—	—	(109)	—	—
Foreign currency translation	—	—	—	—	—	189	189
Minimum pension liability, net of tax of $34	—	—	—	—	—	(65)	(65)
Reissuance of 2,000 treasury shares under benefit plan	—	—	—	—	—	—	—
Issuance of 34,000,000 shares Series B common stock	—	—	34	405	—	—	—
Issuance of 8,280,000 shares of common stock	8	—	—	102	—	—	—
Issuance of warrants and right	—	—	—	11	—	—	—
Series B stock dividends, 568,224 shares	—	—	1	7	(8)	—	—
Other	—	—	—	1	—	2	2

Comprehensive loss							$(22)

Balance, December 31, 2002	$128	$(75)	$35	$1,380	$(18)	$(271)
Net loss	—	—	—	—	(302)	—	$(302)
Cash dividends ($0.90 per share)	—	—	—	—	(116)	—	—
Series B stock dividends, 2,255,197 shares	—	—	2	30	(32)	—	—
Foreign currency translation, net of tax of $13	—	—	—	—	—	191	191
Minimum pension liability, net of tax of $13	—	—	—	—	—	24	24
Reissuance of 324,886 treasury shares under benefit plans	—	9	—	—	(6)	—	—
Issuance of 13,800,000 shares of common stock	14	—	—	157	—	—	—
Non-qualified stock option exercises	—	—	—	4	—	—	—
Other	—	—	—	—	—	2	2

Comprehensive loss							$(85)

Balance, December 31, 2003	$142	$(66)	$37	$1,571	$(474)	$(54)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company and Operations

Lyondell Chemical Company (“Lyondell”) is a leading worldwide producer and marketer of propylene oxide (“PO”), propylene glycol (“PG”), propylene glycol ethers (“PGE”), butanediol (“BDO”), toluene diisocyanate (“TDI”), styrene monomer (“SM”) and methyl tertiary butyl ether (“MTBE”), the principal derivative of tertiary butyl alcohol (“TBA”). These operations are consolidated and reported as the intermediate chemicals and derivatives (“IC&D”) segment.

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”) (see Note 5). Lyondell accounts for its investment in Equistar using the equity method of accounting. Equistar’s petrochemicals segment manufactures and markets olefins, including ethylene, propylene and butadiene; aromatics, including benzene and toluene; oxygenated products, including ethylene oxide and derivatives, ethylene glycol, ethanol and MTBE. Equistar’s polymers segment manufactures and markets polyolefins, including high density polyethylene (“HDPE”), low density polyethylene (“LDPE”), linear-low density polyethylene (“LLDPE”) and polypropylene; and performance polymers products, including wire and cable insulating resins, and polymeric powders.

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”) (see Note 6). Lyondell accounts for its investment in LCR using the equity method of accounting. LCR produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants.

Through April 30, 2002, Lyondell’s methanol operations were conducted through its joint venture ownership interest in Lyondell Methanol Company, L.P. (“LMC”). Effective May 1, 2002, LMC was wholly owned by Lyondell and the methanol results were included in the IC&D segment from that date. The effects of consolidating the LMC operations, which previously had been accounted for using the equity method, were not material.

2. Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Lyondell and its subsidiaries. Investments in joint ventures where Lyondell exerts a certain level of management control, but lacks full decision making ability over all major issues, are accounted for using the equity method of accounting. Under those circumstances, the equity method is used even though Lyondell’s ownership percentage may exceed 50%.

Revenue Recognition—Revenue from product sales is recognized as risk and title to the product transfer to the customer, which usually occurs when shipment is made.

Cash, Cash Equivalents and Other Short-Term Investments—Cash equivalents and other short-term investments consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts. Cash equivalents include instruments with maturities of three months or less when acquired. Other short-term investments have maturity dates in excess of three months but no more than twelve months and are held to maturity. Cash equivalents and other short-term investments are stated at cost, which approximates fair value. Lyondell’s policy is to invest cash in conservative, highly rated instruments and to limit the amount of credit exposure to any one institution.

Lyondell has no requirements for compensating balances in a specific amount at a specific point in time. Lyondell does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at Lyondell’s discretion. As a result, none of Lyondell’s cash is restricted.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method for substantially all inventories, except for materials and supplies, which are valued using the average cost method.

Inventory exchange transactions, which involve fungible commodities and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful asset lives, generally 25 years for major manufacturing equipment, 30 years for buildings, 10 to 15 years for light equipment and instrumentation, 15 years for office furniture and 3 to 5 years for information system equipment. Upon retirement or sale, Lyondell removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the Consolidated Statement of Income. Lyondell’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

Long-Lived Asset Impairment—Lyondell evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell the assets.

Goodwill—Goodwill represents the excess of purchase price paid over the fair value assigned to the net tangible and identifiable intangible assets of an acquired business. In 2001, goodwill was amortized using the straight-line method over 40 years, the estimated useful life. Amortization of goodwill ceased effective January 1, 2002 as described below under Accounting and Reporting Changes. Beginning in 2002, goodwill is reviewed for impairment annually.

Turnaround Maintenance and Repair Costs—Costs of maintenance and repairs exceeding $5 million incurred in connection with turnarounds of major units at Lyondell’s manufacturing facilities are deferred and amortized using the straight-line method over the period until the next planned turnaround, generally 4 to 6 years. These costs are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units.

Identifiable Intangible Assets—Costs to purchase and to develop software for internal use are deferred and amortized on a straight-line basis over periods of 3 to 7 years.

Other intangible assets are carried at amortized cost and primarily consist of deferred debt issuance costs, patents and license costs, capacity reservation fees and other long-term processing rights and costs. These assets are amortized using the straight-line method over their estimated useful lives or the term of the related agreement, if shorter.

Environmental Remediation Costs—Anticipated expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Estimated expenditures have not been discounted to present value.

Minority Interest—Minority interest primarily represents the interest of unaffiliated investors in a partnership that owns Lyondell’s PO/SM II plant at the Channelview, Texas complex. The minority interest share of the partnership’s income or loss is reported in “Other income (expense), net” in the Consolidated Statement of Income.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes—Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Foreign Currency Translation—The functional currency of Lyondell’s principal non-U.S. operations is the local currency.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting and Reporting Changes—To better reflect the full cost of employee compensation, Lyondell adopted the “fair value” method of accounting for employee stock options, the preferred method as defined by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, in the first quarter 2003. Lyondell is using the prospective transition method, one of three alternatives under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, for a voluntary change to the fair value method. Under the prospective transition method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. This change resulted in an after-tax charge of approximately $3 million for the year ended December 31, 2003.

Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost was recognized in connection with stock options granted prior to 2003 under Lyondell’s plans. The pro forma effect on net income and earnings per share of measuring compensation expense for such grants in the manner prescribed in SFAS No. 123 is summarized in the table below:

Millions of dollars, except per share data	2003	2002	2001
Reported net loss	$(302)	$(148)	$(150)
Add stock-based compensation expense included in net income, net of tax	3	—	—
Deduct stock-based compensation expense using fair value method for all options awarded, net of tax	(6)	(9)	(8)

Pro forma net loss	$(305)	$(157)	$(158)

Basic and diluted loss per share:
Reported	$(1.84)	$(1.10)	$(1.28)
Pro forma	$(1.86)	$(1.17)	$(1.34)

Assumptions:
Fair value per share of options granted	$3.02	$4.21	$4.08
Fair value assumptions:
Dividend yield	6.37%	6.06%	5.88%
Expected volatility	42%	47%	42%
Risk-free interest rate	4.23%	5.54%	5.54%
Maturity, in years	10	10	10

Effective January 1, 2003, Lyondell implemented SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of the statement on Lyondell is the classification of gains or losses that result from the early extinguishment of debt as an element of

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

income before extraordinary items. Previously, such gains and losses were classified as extraordinary items. The Consolidated Statements of Income reflect these changes for all periods presented. Lyondell incurred losses on early extinguishment of debt of $15 million and $5 million for the years ended December 31, 2002 and 2001, respectively.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, effective December 31, 2003, and requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. SFAS No. 132 (Revised 2003) also requires Lyondell to disclose pension and postretirement benefit costs in interim-period financial statements beginning in 2004. Lyondell increased its pension disclosures to comply with SFAS No. 132 (Revised 2003). See Note 14.

In January 2004, the FASB issued FASB Staff Position (“FSP”) FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The FSP permits a sponsor of a retiree health benefit plan to make a one-time election to defer recognition of the effects of the new Medicare legislation in accounting for its plans under SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, or in making disclosures related to its plans required by SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, until the FASB develops and issues authoritative guidance on accounting for subsidies provided by the Act, which could require a change in currently reported information. Lyondell elected to make the one-time deferral and is currently evaluating the effect of FSP FAS 106-1.

Effective January 1, 2003, Lyondell adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses obligations associated with the retirement of tangible long-lived assets, and SFAS No. 146, Accounting for Exit or Disposal Activities, which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities and facility closings. Lyondell’s adoption of the provisions of SFAS No. 143 and SFAS No. 146 had no material impact on its financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”), primarily to clarify the required accounting for interests in variable interest entities (“VIEs”). This standard replaces FASB Financial Interpretation No. 46, Consolidation of Variable Interest Entities, that was issued in January 2003 to address certain situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. Lyondell’s application of FIN 46R has no material impact on its consolidated financial statements.

Effective January 1, 2002, Lyondell implemented SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS No. 142, Lyondell reviewed its goodwill for impairment and concluded that goodwill was not impaired. However, Equistar reviewed its goodwill for impairment and concluded that the entire balance was impaired, resulting in a $1.1 billion charge to Equistar’s earnings as of January 1, 2002 (see Note 5). The conclusion was based on a comparison to Equistar’s indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value. Lyondell’s 41% share of the Equistar charge was offset by a corresponding reduction in the excess of Lyondell’s 41% share of Equistar’s partners’ capital over the carrying value of Lyondell’s investment in Equistar. Consequently, there was no net effect of the impairment on Lyondell’s earnings or investment in Equistar.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of implementing SFAS No. 142, Lyondell’s pretax income in 2002 and subsequent years is favorably affected by $30 million annually because of the elimination of Lyondell’s goodwill amortization. The following table presents Lyondell’s results of operations for all periods presented as adjusted to eliminate goodwill amortization.

	For the year ended December 31,
Millions of dollars, except per share data	2003	2002	2001
Reported net loss	$(302)	$(148)	$(150)
Add back: goodwill amortization, net of tax	—	—	22

Adjusted net loss	$(302)	$(148)	$(128)

Basic and diluted loss per share:
Reported net loss	$(1.84)	$(1.10)	$(1.28)
Add back: goodwill amortization, net of tax	—	—	.19

Adjusted net loss	$(1.84)	$(1.10)	$(1.09)

Reclassifications—Certain previously reported amounts have been reclassified to conform to classifications adopted in 2003.

3. Restructuring Charges

During 2001, Lyondell recognized a pretax charge of $63 million, which is included in cost of sales in the Consolidated Statements of Income, associated with its decision to exit the aliphatic diisocyanates (“ADI”) business. The decision reflected the limited ongoing strategic value to Lyondell of the ADI business and Lyondell’s poor competitive position in the ADI business. The decision involved the shutdown of the ADI manufacturing unit at the Lake Charles, Louisiana facility. The action included a 20% reduction of the Lake Charles workforce, as well as ADI-related research and sales positions at other locations. The $63 million charge included $45 million to adjust the carrying values of the ADI assets to their estimated net realizable value, $15 million of accrued liabilities for exit costs and $3 million for severance and other employee-related costs for nearly 100 employee positions that were eliminated. In addition, cash proceeds from asset sales exceeded asset carrying values by $2 million in 2002 and were credited to the accrual. Payments of $17 million for exit costs and $3 million for severance and other employee-related costs were made through December 31, 2003.

4. Investment in PO Joint Ventures

In March 2000, Lyondell together with with Bayer AG and Bayer Corporation (collectively “Bayer”) entered into a U.S. PO manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture with Bayer for certain related PO technology (the “PO Technology Joint Venture”). Lyondell contributed approximately $1.2 billion of assets at historical book value to the joint ventures, and allocated $522 million of that book value to the partnership interest sold to Bayer. Bayer’s ownership interest represents ownership of an in-kind portion of the PO production of the U.S. PO Joint Venture. Bayer’s 2003 share of PO production was approximately 1.55 billion pounds. Lyondell takes in kind the remaining PO production and all co-product (SM and TBA) production from the U.S. PO Joint Venture.

In December 2000, Lyondell and Bayer formed a separate joint venture (the “European PO Joint Venture”), for the construction of a world-scale PO/SM plant at Maasvlakte near Rotterdam, the Netherlands. Lyondell and Bayer each have a 50% interest and bore 50% of the plant construction costs. The Maasvlakte PO/SM plant began production in the fourth quarter 2003. Lyondell and Bayer each are entitled to 50% of the PO and SM production of the European PO Joint Venture.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell and Bayer do not share marketing or product sales under either the U.S. PO Joint Venture or European PO Joint Venture (collectively, the “PO Joint Ventures”). Lyondell operates the PO Joint Ventures’ plants and arranges and coordinates the logistics of product delivery. The partners share in the cost of production and logistics based on their product offtake.

Lyondell reports the cost of its product offtake as inventory and cost of sales in its Consolidated Financial Statements. Related cash flows are reported in the operating cash flow section of the Consolidated Statements of Cash Flows. Lyondell’s investment in the PO Joint Ventures is reduced through recognition of its share of the depreciation and amortization of the assets of the joint ventures, which is included in cost of sales. Lyondell’s contributions to the PO Joint Ventures are reported as “Investment in PO joint ventures” in the accompanying Consolidated Balance Sheets and as “Contributions and advances to affiliates” in the Consolidated Statements of Cash Flows. Other changes in the investment balance are principally due to additional capital investments by Lyondell in the PO joint ventures. Total assets of the PO joint ventures, primarily property, plant and equipment, were $1.9 billion and $1.6 billion at December 31, 2003 and 2002, respectively. During 2003 and 2002, Lyondell capitalized $19 million and $10 million, respectively, of interest related to the Maasvlakte PO plant construction project and included the capitalized amounts in its investment in the European PO Joint Venture.

Changes in Lyondell’s investment in 2003 and 2002 are summarized as follows:

	U.S. PO Joint Venture	European PO Joint Venture	Total PO Joint Ventures
Investment in PO joint ventures – January 1, 2002	$624	$93	$717

Cash contributions	9	45	54
Capitalized interest	—	10	10
Depreciation and amortization	(32)	—	(32)
Start-up activities	—	(2)	(2)
Effect of exchange rate changes	—	23	23

Investment in PO joint ventures – December 31, 2002	601	169	770

Cash contributions	1	87	88
Capitalized interest	—	19	19
Depreciation and amortization	(32)	(1)	(33)
Start-up activities	—	(20)	(20)
Effect of exchange rate changes	—	42	42

Investment in PO joint ventures – December 31, 2003	$570	$296	$866

5. Investment in Equistar Chemicals, LP

Equistar, which commenced operations on December 1, 1997, was formed by Lyondell and Millennium Chemicals Inc. and subsidiaries (“Millennium”). On May 15, 1998, Equistar was expanded with the contribution of certain assets from the chemical division of Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively “Occidental”). Until August 22, 2002, Equistar was owned 41% by Lyondell, 29.5% by Millennium and 29.5% by Occidental. On August 22, 2002, Lyondell purchased Occidental’s interest in Equistar and, as a result, Lyondell’s ownership interest in Equistar increased to 70.5%.

Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information for Equistar follows:

	December 31,
Millions of dollars	2003	2002
BALANCE SHEETS
Total current assets	$1,261	$1,126
Property, plant and equipment, net	3,334	3,565
Investments and other assets, net	433	361

Total assets	$5,028	$5,052

Current maturities of long-term debt	$—	$32
Other current liabilities	754	682
Long-term debt	2,314	2,196
Other liabilities and deferred revenues	359	221
Partners’ capital	1,601	1,921

Total liabilities and partners’ capital	$5,028	$5,052

	For the year ended December 31,
Millions of dollars	2003	2002	2001
STATEMENTS OF INCOME
Sales and other operating revenues	$6,545	$5,537	$5,909
Cost of sales	6,387	5,388	5,755
Selling, general and administrative expenses	182	155	181
Research and development expense	38	38	39
Losses on asset dispositions	27	—	—
Amortization of goodwill	—	—	33

Operating loss	(89)	(44)	(99)
Interest expense, net	207	204	189
Other income (expense), net	(43)	2	5

Loss before cumulative effect of accounting change	(339)	(246)	(283)
Cumulative effect of accounting change	—	(1,053)	—

Net loss	$(339)	$(1,299)	$(283)

OTHER INFORMATION
Depreciation and amortization	$307	$298	$319
Expenditures for property, plant and equipment	106	118	110

As discussed in Note 2, as part of the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002, the entire unamortized balance of Equistar’s goodwill was determined to be impaired. Accordingly, Equistar’s earnings in 2002 were reduced by $1.1 billion. Lyondell’s 41% share of the Equistar charge was offset by a corresponding reduction in the excess of Lyondell’s 41% share of Equistar’s partners’ capital over the carrying value of Lyondell’s investment in Equistar. Consequently, there was no net effect of the impairment on Lyondell’s earnings or investment in Equistar.

Lyondell’s income or loss from its investment in Equistar consists of Lyondell’s share of Equistar’s income or loss before the cumulative effect of the accounting change and accretion of Lyondell’s investment in Equistar up to its underlying equity in Equistar’s net assets. At December 31, 2003, Lyondell’s underlying equity in Equistar’s net assets exceeded the carrying value of its investment in Equistar by approximately $164 million. This difference is being recognized in income over the next 14 years.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell purchases ethylene, propylene and benzene at market-related prices from Equistar under various agreements expiring in 2013 and 2014. With the exception of a pre-existing third-party product supply agreement expiring in 2015, Lyondell is required to purchase 100% of its ethylene, propylene and benzene requirements for its Channelview and Bayport, Texas facilities from Equistar. In addition, Lyondell licenses MTBE technology to Equistar, and purchases a portion of the MTBE produced by Equistar at market-related prices. Lyondell also purchases natural gas used in its methanol facility from Equistar. Equistar’s sales to Lyondell were approximately $708 million, $535 million and $491 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, Equistar purchased approximately $5 million, $1 million and $4 million of products from Lyondell for the years ended December 31, 2003, 2002 and 2001, respectively.

Through December 31, 2003, Equistar acted as sales agent for the methanol products of Lyondell. Equistar also provides operating and other services for Lyondell including the lease to Lyondell by Equistar of the real property on which the methanol plant is located, for which Equistar billed Lyondell approximately $7 million in 2003 and approximately $6 million in 2002 and 2001.

Sales by Equistar to LCR, primarily of certain olefins by-products and processing services, were approximately $469 million, $344 million and $380 million for the years ended December 31, 2003, 2002 and 2001, respectively. Purchases by Equistar from LCR, primarily of refinery products, during the years ended December 31, 2003, 2002 and 2001 totaled approximately $227 million, $219 million and $205 million, respectively.

Under a shared service agreement, Lyondell provides office space and various services to Equistar, including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering, research and development, facility services, legal, accounting, treasury, internal audit and tax. Lyondell charges Equistar for its share of the cost of such services. Direct costs, incurred exclusively for Equistar, are also charged to Equistar. Billings by Lyondell to Equistar were approximately $154 million, $134 million and $135 million for the years ended December 31, 2003, 2002 and 2001, respectively. Costs related to a limited number of shared services, primarily engineering, continue to be incurred by Equistar on behalf of Lyondell. In such cases, Equistar charges Lyondell for its share of such costs. Billings by Equistar to Lyondell were approximately $8 million, $7 million and $9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

6. Investment in LYONDELL-CITGO Refining LP

In July 1993, LCR was formed to own and operate Lyondell’s refining business. LCR is owned by subsidiaries of Lyondell and CITGO Petroleum Corporation (“CITGO”). Lyondell owns 58.75% of the partnership. Lyondell’s income from its investment in LCR presented in the Consolidated Statements of Income consists of Lyondell’s share of LCR’s net income and accretion of Lyondell’s investment in LCR up to its underlying equity in LCR’s net assets. At December 31, 2003, Lyondell’s underlying equity in LCR’s net assets exceeded its investment in LCR by approximately $267 million. This difference is being recognized in income over the next 24 years.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information for LCR is as follows:

	December 31,
Millions of dollars	2003	2002
BALANCE SHEETS
Total current assets	$316	$357
Property, plant and equipment, net	1,240	1,312
Other assets	81	88

Total assets	$1,637	$1,757

Current liabilities	$386	$514
Long-term debt	450	450
Loans payable to partners	264	264
Other liabilities	114	126
Partners’ capital	423	403

Total liabilities and partners’ capital	$1,637	$1,757

	For the year ended December 31,
Millions of dollars	2003	2002	2001
STATEMENTS OF INCOME
Sales and other operating revenues	$4,162	$3,392	$3,284
Cost of sales	3,842	3,093	2,967
Selling, general and administrative expenses	56	53	61

Operating income	264	246	256
Interest expense, net	36	32	51
Other expense	—	(1)	(2)

Net income	$228	$213	$203

OTHER INFORMATION
Depreciation and amortization	$113	$116	$108
Expenditures for property, plant and equipment	46	65	109

LCR maintains a $450 million term bank loan facility and a $70 million working capital revolving credit facility. The facilities are secured by substantially all of the assets of LCR. The $70 million revolving credit facility was undrawn at December 31, 2003. Amounts available under the revolving credit facility are reduced to the extent of outstanding letters of credit provided under the credit facility, which totaled $13 million as of December 31, 2003.

Loans payable to partners at December 31, 2003 included $229 million payable to Lyondell and $35 million payable to CITGO. In 2003, Lyondell and CITGO contributed additional capital to LCR by converting $10 million and $7 million, respectively, of accrued interest on these loans to LCR partners’ capital.

At December 31, 2003, LCR had $450 million outstanding under an eighteen-month term bank loan facility and a $70 million working capital revolving credit facility (the “Facilities”), both of which expire in June 2004. Management of LCR, Lyondell and CITGO are pursuing a refinancing of the Facilities and expect to complete the refinancing before the Facilities expire. On March 11, 2004, LCR entered into an agreement with a major financial institution to refinance the Facilities on a long-term basis, with interest of LIBOR plus 3%, but in no event more than LIBOR plus 8%, and with other terms substantially similar to the current Facilities. The closing of the new facility is subject to normal conditions of closing, as well as the maintenance of certain financial and operating ratios. Also, subsequent to December 31, 2003, Lyondell and CITGO agreed to extend the due date of the loans payable to partners, which were scheduled to mature in December 2004, to March 31, 2005.

Sales from LCR to Equistar, primarily of refinery products, were approximately $227 million, $219 million and $205 million for the years ended December 31, 2003, 2002 and 2001, respectively. Purchases by LCR from Equistar, primarily of certain olefins by-products and processing services, during the years ended December 31, 2003, 2002 and 2001 totaled approximately $470 million, $344 million and $380 million, respectively.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell sells MTBE to and has various service and cost sharing arrangements with LCR. Billings by Lyondell to LCR were approximately $6 million, $4 million and $3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Billings from LCR to Lyondell were approximately $1 million, $2 million and $3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

LCR has a long-term crude supply agreement (“Crude Supply Agreement” or “CSA”) with Lagoven, S.A., now known as PDVSA Petróleo, S.A. (“PDVSA Oil”), an affiliate of CITGO (see “Crude Supply Agreement” section of Note 16). The CSA, which expires on December 31, 2017, incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or raw material, less: (1) certain deemed refining costs, adjustable for inflation and energy costs; (2) certain actual costs; and (3) a deemed margin, which varies according to the grade of crude oil or other raw material delivered. The actual refining margin earned by LCR may vary from the formula amount depending on, among other things, timing differences in incorporating changes in refined product market values and energy costs into the CSA’s deemed margin calculations and the efficiency with which LCR conducts its operations from time to time. Although LCR believes that the CSA reduces the volatility of LCR’s earnings and cash flows over the long-term, the CSA also limits LCR’s ability to enjoy higher margins during periods when the market price of crude oil is low relative to then-current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the CSA, the benefits of this agreement to LCR could be substantially diminished, and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR’s costs for crude oil under the CSA may be higher than might otherwise be available to LCR from other sources. A disparate increase in the market price of heavy crude oil relative to the prices of heavy crude oil under the CSA has the tendency to make continued performance of its obligations under the CSA less attractive to PDVSA Oil.

In addition, under the terms of a long-term product sales agreement (“Products Agreement”), CITGO purchases substantially all of the refined products produced by LCR. Both PDVSA Oil and CITGO are direct or indirect, wholly owned subsidiaries of Petróleos de Venezuela, S.A., the national oil company of the Republic of Venezuela.

7. Accounts Receivable

Lyondell sells its products primarily to other industrial concerns in the petrochemicals and refining industries. Lyondell performs ongoing credit evaluations of its customers’ financial condition and, in certain circumstances, requires letters of credit from them. Lyondell’s allowance for doubtful accounts receivable, which is reflected in the Consolidated Balance Sheets as a reduction of accounts receivable, totaled $7 million and $6 million at December 31, 2003 and 2002, respectively.

In December 2003, Lyondell entered into a new $100 million, four-year, accounts receivable sales facility to replace its previous accounts receivable sales program. Pursuant to the facility, Lyondell sells, through a wholly owned bankruptcy remote subsidiary, on an ongoing basis and without recourse, an interest in a pool of domestic accounts receivable to financial institutions participating in the facility. Lyondell is responsible for servicing the receivables.

The amount of the interest in the pool of receivables permitted to be sold is determined by a formula. The agreement currently permits the sale of up to $75 million of total interest in domestic accounts receivable, which was the balance sold under the new facility as of December 31, 2003. At December 31, 2002, the balance sold under the previous arrangement was $65 million. Accounts receivable in the Consolidated Balance Sheets are reduced by the sales of interests in the pool. Upon termination of the facility, cash collections related to accounts receivable then in the pool would first be applied to the outstanding interest sold. Increases and decreases in the amount sold are reflected in operating cash flows in the Consolidated Statements of Cash Flows. Fees related to the sales are included in “Other income (expense), net” in the Consolidated Statements of Income.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Inventories

Inventories consisted of the following components at December 31:

Millions of dollars	2003	2002
Finished goods	$269	$271
Work-in-process	7	7
Raw materials	33	29
Materials and supplies	38	37

Total inventories	$347	$344

At December 31, 2003, approximately 94% of inventories, excluding materials and supplies, were valued using the LIFO method.

9. Property, Plant and Equipment, Goodwill and Other Assets

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31:

Millions of dollars	2003	2002
Land	$11	$11
Manufacturing facilities and equipment	3,453	2,959
Construction in progress	15	30

Total property, plant and equipment	3,479	3,000
Less accumulated depreciation	(839)	(631)

Property, plant and equipment, net	$2,640	$2,369

In association with a refinancing during May 2003, Lyondell exercised its option under the terms of the Botlek BDO facility lease to purchase the Botlek BDO plant in The Netherlands for $218 million. See also Note 11.

No interest was capitalized to property, plant and equipment during 2003, 2002 and 2001. See Note 4 for other interest capitalized.

Goodwill, at cost, and the related accumulated amortization were as follows at December 31:

Millions of dollars	2003	2002
Goodwill	$1,185	$1,240
Less accumulated amortization	(105)	(110)

Goodwill, net	$1,080	$1,130

The goodwill decrease in 2003 reflects the favorable settlement of tax-related contingencies associated with Lyondell’s acquisition of ARCO Chemical Company in 1998.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of other assets at cost, and the related accumulated amortization were as follows at December 31:

	2003			2002
Millions of dollars	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Intangible assets:
Debt issuance costs	$128	$(61)	$67	$135	$(59)	$76
Technology costs	132	(73)	59	132	(63)	69
Software costs	67	(29)	38	62	(19)	43
Turnaround costs	80	(40)	40	60	(26)	34
Other	91	(66)	25	87	(62)	25

Total intangible assets	$498	$(269)	229	$476	$(229)	247

Company-owned life insurance			148			147
Other			29			35

Total other assets			$406			$429

Scheduled amortization of these intangible assets for the next five years is estimated to be $37 million in 2004, $37 million in 2005, $37 million in 2006, $28 million in 2007 and $24 million in 2008.

Depreciation and amortization expense is summarized as follows:

Millions of dollars	2003	2002	2001
Property, plant and equipment	$182	$137	$124
MTBE contract	—	36	33
Investment in PO Joint Venture	32	32	31
Goodwill	—	—	30
Turnaround costs	12	14	16
Technology costs	10	12	12
Software costs	10	10	6
Other	4	3	2

Total depreciation and amortization	$250	$244	$254

The increase in depreciation from 2002 to 2003 for property, plant and equipment was due to a reduction in the estimated remaining useful lives of certain production units and the currency translation effects of a stronger euro.

In addition to the depreciation and amortization shown above, amortization of debt issuance costs of $17 million, $16 million and $15 million in 2003, 2002 and 2001, respectively, is included in interest expense in the Consolidated Statements of Income.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Accrued Liabilities

Accrued liabilities consisted of the following components at December 31:

Millions of dollars	2003	2002
Interest	$71	$70
Taxes other than income	44	51
Payroll and benefits	41	45
Contractual obligations	37	44
Deferred revenues	31	19
Income taxes	8	25
Other	36	34

Total accrued liabilities	$268	$288

11. Long-Term Debt

Long-term debt consisted of the following at December 31:

Millions of dollars	2003	2002
Bank credit facility:
Revolving credit facility	$—	$—
Term Loan E due 2006, LIBOR plus 4.375%	—	103
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	730	730
Senior Secured Notes due 2012, 11.125%	278	278
Senior Secured Notes due 2013, 10.5%	325	—
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	225	225
Other	2	1
Unamortized discount	(9)	(10)

Total	4,151	3,927
Less current maturities	—	1

Long-term debt	$4,151	$3,926

Borrowing under Term Loan E had a weighted average interest rate of 5.77% and 6.25% during 2003 and 2002, respectively.

Amounts available under the credit facility, which was undrawn at December 31, 2003, are reduced to the extent of certain outstanding letters of credit. Lyondell had outstanding letters of credit totaling $60 million at December 31, 2003, of which $50 million reduced the available credit facility. The credit facility and secured notes are secured by liens on all personal property, mortgages on certain production facilities located in Pasadena and Channelview, Texas and Lake Charles, Louisiana, substantially all equity interests in domestic subsidiaries and 65% of the stock of foreign subsidiaries directly owned by Lyondell.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Aggregate maturities of all long-term debt during the next five years are $100 million in 2005, $1.9 billion in 2007, $730 million in 2008 and $1.5 billion thereafter. There are no scheduled maturities of long-term debt in 2004 and 2006.

In May 2003, Lyondell issued $325 million of 10.5% senior secured notes due in 2013. The proceeds, net of related fees, were used to prepay the $103 million outstanding under Term Loan E and to purchase the leased Botlek BDO plant. The related Botlek BDO facility lease was terminated. Upon application of FIN 46R, the Botlek BDO facility lease arrangement would have resulted in a similar increase in total debt. See Note 9.

In March 2003, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements.

In December 2002, Lyondell issued $337 million of 9.5% senior secured notes due 2008, using net proceeds, after discount and fees, of $321 million to prepay $315 million of the amount outstanding under Term Loan E of the credit facility and to pay a $6 million prepayment premium.

In July 2002, Lyondell completed debt and equity offerings, as well as amendments to its credit facility and to the indentures related to its senior notes. Lyondell issued $278 million of 11.125% senior secured notes due 2012, using proceeds of $204 million to prepay $200 million of the amount outstanding under Term Loan E of the credit facility and to pay a $4 million prepayment premium. The remaining net proceeds, after discount and fees, of approximately $65 million were used for general corporate purposes. As discussed in Note 17, Lyondell also issued equity securities, receiving net proceeds of $110 million that were also used for general corporate purposes.

The amended credit facility extended the maturity of the revolving credit facility from July 2003 to June 2005, reduced the size of the revolving credit facility from $500 million to $350 million, made certain financial ratio requirements less restrictive, made the covenant limiting acquisitions more restrictive and added a covenant limiting certain non-regulatory capital expenditures. Also, after receiving consents from the holders of the senior secured and senior subordinated notes, Lyondell amended the indentures related to those notes. The principal indenture amendment revised a limitation that had restricted payment of Lyondell’s current $0.90 per share annual cash dividend to a specified number of shares. As a result of the amendment, the number of shares with respect to which an annual cash dividend of up to $0.90 per share may be paid is no longer restricted by the covenants. Lyondell paid fees totaling $17 million related to the amendments of the indentures and the credit facility.

The amended credit facility and the amended indentures pertaining to Lyondell’s senior secured notes and senior subordinated notes contain covenants that, subject to exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, dividends, investments, non-regulatory capital expenditures, certain payments, sales of assets and mergers. In addition, the credit facility requires Lyondell to maintain specified financial ratios and consolidated net worth, as defined in the credit facility. The breach of these covenants would permit the lenders and noteholders to declare any outstanding debt immediately payable and would permit the lenders under Lyondell’s credit facility to terminate future lending commitments. Furthermore, under certain circumstances, a default under Equistar’s debt instruments would constitute a cross-default under Lyondell’s credit facility, which, under certain circumstances, would then constitute a default under the indentures. Lyondell was in compliance with all such covenants as of December 31, 2003. Subsequent to December 31, 2003, as a result of ongoing adverse conditions in the industry, Lyondell obtained further amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. Beginning December 31, 2004, the financial ratio requirements under the facility become increasingly restrictive over time.

Lyondell is guarantor of $300 million of Equistar debt. See also Note 13.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Lease Commitments

Lyondell leases various facilities and equipment under noncancelable operating lease arrangements for varying periods. As of December 31, 2003, future minimum lease payments for the next five years and thereafter, relating to all noncancelable operating leases with terms in excess of one year, were as follows:

Millions of dollars
2004	$66
2005	61
2006	55
2007	50
2008	35
Thereafter	103

Total minimum lease payments	$370

Operating lease net rental expenses for 2003, 2002 and 2001 were $68 million, $71 million and $70 million, respectively.

13. Financial Instruments and Derivatives

The effects of foreign exchange transactions and foreign currency derivative instruments as well as commodity-related derivative instruments were not significant during 2003, 2002, and 2001.

The carrying value and the estimated fair value of Lyondell’s non-current, non-derivative financial instruments as of December 31, 2003 and 2002 are shown in the table below:

	2003		2002
Millions of dollars	Carrying Value	Fair Value	Carrying Value	Fair Value
Investments and long-term receivables	$2,148	$2,648	$2,349	$2,630
Long-term debt, including current maturities	4,151	4,383	3,927	3,367

The fair value of all nonderivative financial instruments included in current assets and current liabilities, including cash and cash equivalents, other short-term investments, accounts receivable, accounts payable and notes payable, approximated their carrying value due to their short maturity. Investments and long-term receivables, which consist primarily of equity investments, were valued using current financial and other available information. Long-term debt, including amounts due within one year, was valued based upon the borrowing rates currently available to Lyondell for debt with terms and average maturities similar to Lyondell’s debt portfolio. Lyondell estimates that the fair value of its guarantee of certain Equistar debt (see Note 11) is not significant due to the low probability of future payments under the guarantee provisions.

Lyondell is exposed to credit risk with respect to accounts receivable. Lyondell performs ongoing credit evaluations of its customers and, in certain circumstances, requires letters of credit from them. See Note 7.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Pension and Other Postretirement Benefits

Lyondell has defined benefit pension plans which cover employees in the United States and a number of other countries. Retirement benefits are generally based on years of service and the employee’s highest three consecutive years of compensation during the last ten years of service. Lyondell funds the plans through periodic contributions to pension trust funds as provided by applicable law. Lyondell also has unfunded supplemental nonqualified retirement plans, which provide pension benefits for certain employees in excess of the U.S. tax-qualified plans’ limits. In addition, Lyondell sponsors unfunded postretirement benefit plans other than pensions for U.S. employees, which provide medical and life insurance benefits. The postretirement medical plans are contributory, while the life insurance plans are generally noncontributory. The life insurance benefits are provided to employees who retired before July 1, 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:

	Pension Benefits		Other Postretirement Benefits
Millions of dollars	2003	2002	2003	2002
Change in benefit obligation:
Benefit obligation, January 1	$609	$554	$88	$91
Service cost	19	17	2	2
Interest cost	38	35	6	5
Plan amendments	—	(19)	—	(9)
Actuarial loss	11	35	2	4
Benefits paid	(41)	(33)	(4)	(5)
Other	3	1	—	—
Foreign exchange effects	55	19	—	—

Benefit obligation, December 31	694	609	94	88

Change in plan assets:
Fair value of plan assets, January 1	307	364
Actual return on plan assets	52	(45)
Company contributions	15	4
Benefits paid	(41)	(33)
Foreign exchange effects	23	17

Fair value of plan assets, December 31	356	307

Funded status	(338)	(302)	(94)	(88)
Contributions	—	2	—	—
Unrecognized actuarial and investment loss	321	326	13	11
Unrecognized prior service benefit	(10)	(12)	(11)	(12)
Unrecognized transition obligation	3	3	—	—

Net amount recognized	$(24)	$17	$(92)	$(89)

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost	$24	$21	$—	$—
Accrued benefit liability	(232)	(213)	(92)	(89)
Intangible asset	—	3	—	—
Accumulated other comprehensive loss – pretax	184	206	—	—

Net amount recognized	$(24)	$17	$(92)	$(89)

Additional Information:
Accumulated benefit obligation for defined benefit plans, December 31	$583	$515
Increase (decrease) in minimum liability included in other comprehensive loss	(20)	79

The non-U.S. pension plans constituted approximately 27% and 22% of the benefit obligation and 39% and 32% of the plan assets at December 31, 2003 and 2002, respectively.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The decrease in pension benefit obligations due to plan amendments in 2002 primarily resulted from changes limiting lump sum payouts of pension benefits in certain circumstances. The decrease in other postretirement benefit obligations due to plan amendments in 2002 primarily resulted from a change discontinuing life insurance benefits for employees retiring after July 1, 2002.

Projected benefit obligations exceed the fair value of plan assets for all plans at December 31, 2003 and 2002. Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

Millions of dollars	2003	2002
Accumulated benefit obligations[95559.cov]	$464	$430
Fair value of assets	235	221

Net periodic pension and other postretirement benefit costs included the following components:

	Pension Benefits			Other Postretirement Benefits
Millions of dollars	2003	2002	2001	2003	2002	2001
Components of net periodic benefit cost:
Service cost	$19	$17	$15	$2	$2	$2
Interest cost	38	35	36	6	5	5
Actual (gain) loss on plan assets	(52)	45	26	—	—	—
Less-unrecognized gain (loss)	33	(77)	(62)	—	—	—

Recognized gain on plan assets	(19)	(32)	(36)	—	—	—
Prior service cost amortization	(2)	(2)	—	(1)	(1)	(2)
Actuarial and investment loss amortization	23	15	9	—	—	—
Net effect of curtailments, settlements and special termination benefits	—	—	9	—	—	1

Net periodic benefit cost	$59	$33	$33	$7	$6	$6

The 2001 net effect of curtailments, settlements and special termination benefits was primarily due to lump-sum settlements taken by retiring employees, which resulted in a net charge. Non-U.S. pension plans comprised $10 million, $5 million and $1 million of net periodic pension cost for 2003, 2002 and 2001, respectively.

The assumptions used in determining the net benefit liabilities for the U.S. plans were as follows at December 31:

	Pension Benefits		Other Postretirement Benefits
	2003	2002	2003	2002
Weighted-average assumptions as of December 31:
Domestic:
Discount rate	6.25%	6.50%	6.25%	6.50%
Rate of compensation increase	4.50%	4.50%

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in determining net benefit costs for the U.S. plans were as follows:

	Pension Benefits			Other Postretirement Benefits
	2003	2002	2001	2003	2002	2001
Weighted-average assumptions for the year:
Domestic:
Discount rate	6.50%	7.00%	7.50%	6.50%	7.00%	7.50%
Expected return on plan assets	8.00%	9.50%	9.50%
Rate of compensation increase	4.50%	4.50%	4.50%

The assumptions used for non-U.S. plans were similar to those used for the U.S. plans but reflect the economic environment of the applicable country.

Management’s goal is to manage pension investments over the long term to achieve optimal returns with an acceptable level of risk and volatility. Targeted asset allocations of 55% U.S. equity securities, 15% non-U.S. equity securities, and 30% fixed income securities were adopted in 2003 for the plans based on recommendations by Lyondell’s independent pension investment advisor. Investment policies prohibit investments in securities issued by Lyondell or investment in speculative derivative instruments. The investments are marketable securities that provide sufficient liquidity to meet expected benefit obligation payments.

Prior to 2003, Lyondell’s expected long-term rate of return on plan assets of 9.5% had been based on the average level of earnings that its independent pension investment advisor had advised could be expected to be earned over time, using the expected returns for the above-noted asset allocations that had been recommended by the advisor, and had been adopted for the plans. Over the three-year period ended December 31, 2003, Lyondell’s actual return on plan assets was a loss averaging 1.8% per year. In 2003, Lyondell reviewed its asset allocation and expected long-term rate of return assumptions, and obtained an updated asset allocation study from the independent pension investment advisor, including updated expectations for long-term market earnings rates for various classes of investments. Based on this review, Lyondell reduced its expected long-term rate of return on plan assets to 8%, and did not significantly change its plan asset allocations.

Lyondell’s pension plan weighted-average asset allocations by asset category for its pension plans generally are as follows at December 31:

	2003 Policy	2003	2002
Asset Category:
U.S. equity securities	55%	53%	48%
Non-U.S. equity securities	15%	18%	20%
Fixed income securities	30%	29%	32%

Total	100%	100%	100%

Lyondell expects to contribute approximately $57 million to its pension plans in 2004.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003, future expected benefit payments, which reflect expected future service, as appropriate, were as follows:

Millions of dollars	Pension Benefits	Other Benefits
2004	$22	$6
2005	26	6
2006	25	6
2007	33	6
2008	37	7
2009 through 2013	208	37

The assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2003 was 10% for 2004, 7% for 2005 through 2007, and 5% thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported due to limits on Lyondell’s maximum contribution level to the medical plan. To illustrate, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated postretirement benefit liability as of December 31, 2003 by $1 million and would not have a material effect on the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year then ended.

Lyondell also maintains voluntary defined contribution savings plans for eligible employees. Contributions to the plans by Lyondell were $10 million, $10 million and $12 million in 2003, 2002 and 2001, respectively.

15. Income Taxes

The significant components of the provision for income taxes were as follows for the years ended December 31:

Millions of dollars	2003	2002	2001
Current:
Federal	$—	$(42)	$(94)
Foreign	—	(3)	15
State	(7)	3	(2)

Total current	(7)	(42)	(81)

Deferred:
Federal	(159)	(52)	(35)
Foreign	(18)	26	52
State	5	2	(14)

Total deferred	(172)	(24)	3

Income tax benefit before tax effects of other comprehensive income	(179)	(66)	(78)
Tax effects of elements of other comprehensive income:
Cumulative translation adjustment	13	—	—
Minimum pension liability	13	(34)	(46)
Other	1	—	(1)

Total income tax benefit on comprehensive income	$(152)	$(100)	$(125)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Significant components of Lyondell’s deferred tax liabilities and assets were as follows as of December 31:

Millions of dollars	2003	2002
Deferred tax liabilities:
Accelerated tax depreciation	$751	$687
Investments in joint venture partnerships	802	846
Goodwill and other intangible assets	54	39
Other	60	29

Total deferred tax liabilities	1,667	1,601

Deferred tax assets:
Net operating loss carryforwards	573	443
Employee benefit plans	195	187
Deferred charges and revenues	60	63
Federal benefit attributable to deferred foreign taxes	50	43
Other	84	48

Total deferred tax assets	962	784
Deferred tax asset valuation allowance	(44)	(29)

Net deferred tax assets	918	755

Net deferred tax liabilities	749	846
Add current portion of deferred tax assets	43	35

Long-term deferred income taxes	$792	$881

Lyondell has U.S. federal and non U.S. tax loss carryforwards, the tax benefit of which would be $573 million at the current statutory rates. The federal loss carryforward benefits of $464 million will begin expiring in 2014 and the foreign tax loss carryforward benefits in excess of the valuation reserve have no expiration date.

During 2002, Lyondell converted certain intercompany debt of a French partnership into equity, thereby creating French taxable income that absorbed approximately 71 million euros, or $82 million, of French five-year loss carryforwards. The new equity can be reconverted into debt over the following 10 years, assuming business results improve. Such reconversion will give rise to French tax losses equal to any equity reconverted to debt. Lyondell has recorded a deferred tax asset and a related valuation reserve of $31 million at December 31, 2003 in connection with this transaction.

Management believes that it is more likely than not that the $918 million of deferred tax assets in excess of the valuation reserve of $44 million at December 31, 2003 will be realized. This conclusion is supported in part by the significant excess of total deferred tax liabilities over net deferred tax assets. These deferred tax liabilities, primarily related to depreciation, including depreciation related to investments in joint venture partnerships, will reverse over the next 15 to 20 years. In addition, as discussed above, certain carryforwards either have no expiration dates or have long carryforward periods prior to their expiration.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The domestic and non-U.S. components of income (loss) before income taxes and a reconciliation of the income tax provision to theoretical income tax computed by applying the U.S. federal statutory tax rate are as follows:

Millions of dollars	2003	2002	2001
Loss before income taxes:
Domestic	$(460)	$(277)	$(287)
Non-U.S.	(21)	63	59

Total	$(481)	$(214)	$(228)

Theoretical income tax at U.S. statutory rate	$(168)	$(75)	$(79)
Increase (reduction) resulting from:
Effects of non-U.S. operations	(5)	11	17
Changes in estimates for prior year items	(5)	(2)	(23)
Goodwill and other permanent differences	—	(3)	3
State income taxes, net of federal	(1)	3	1
Other, net	—	—	3

Income tax benefit	$(179)	$(66)	$(78)

Effective income tax rate	(37.2)%	(31.0)%	(34.0)%

The change in estimate for prior year items in 2001 primarily represented certain tax effects related to the sale of assets to Bayer.

16. Commitments and Contingencies

Commitments—Lyondell is a party to various obligations to purchase products and services, principally for utilities and industrial gases. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. Also included in purchase obligations is a commitment to purchase minimum annual quantities of TDA from Rhodia through 2005 and to reimburse Rhodia for the costs of operating the TDI facility at Pont de Claix, France, through March 2016, for which TDA is the principal raw material. The Rhodia obligations, denominated in euros, include fixed and variable components. The actual future obligation will vary with fluctuations in foreign currency exchange rates, market prices of raw materials and other variable cost components such as utility costs. Approximately 25% of the annual payments through 2005 and 17% of the annual payments thereafter shown in the table below are subject to such variability.

At December 31, 2003, estimated future minimum payments under these contracts with noncancelable contract terms in excess of one year are as follows:

Millions of dollars
2004	$381
2005	349
2006	312
2007	299
2008	298
Thereafter through 2018	1,785

Total minimum contract payments	$3,424

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell’s total purchases under these agreements were $404 million and $305 million in 2003 and 2002, respectively. The increase in 2003 primarily reflects the effect of higher natural gas costs in 2003 and lower TDI purchases in 2002 due to maintenance activity at the Rhodia plant.

Crude Supply Agreement—Under the CSA, PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of LCR’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At such times, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and, beginning in March 2002, reduced deliveries of crude oil to LCR. Although deliveries increased to contract levels of 230,000 barrels per day during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the CSA. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. In March 2003, PDVSA Oil notified LCR that the force majeure had been lifted with respect to CSA crude oil.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances.

Depending on then-current market conditions, any breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications or guarantees thereof to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are filed prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of December 31, 2003, Equistar had incurred approximately $7 million with respect to the indemnification basket for the business contributed by Lyondell. Lyondell, Millennium, Occidental and Equistar remain liable under these indemnification or guarantee arrangements to the same extent as they were before Lyondell’s August 2002 acquisition of Occidental’s interest in Equistar. See Note 5.

Environmental Remediation—As of December 31, 2003, Lyondell’s environmental liability for future remediation costs at current and former plant sites and a limited number of Superfund sites totaled $16 million. Substantially all amounts accrued are expected to be incurred over the next ten years. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liabilities recorded for environmental

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Revised rules adopted by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would range between $250 million and $300 million for Lyondell, Equistar and LCR, collectively.

The following table summarizes the range of projected capital expenditures for Lyondell and its joint ventures to comply with the 80% NOx emission reduction requirements:

Millions of dollars	Range of Estimates
NOx capital expenditures – 100% basis:
Lyondell	$35	-	45
Equistar	165	-	200
LCR	50	-	55

Total NOx capital expenditures	$250	-	300

NOx capital expenditures – Lyondell proportionate share:
Lyondell – 100%	$35	-	45
Equistar – 70.5%	115	-	140
LCR – 58.75%	30	-	35

Total Lyondell proportionate share NOx capital expenditures	$180	-	220

Of these amounts, Lyondell’s proportionate share of spending through December 31, 2003 totaled $64 million. However, the above estimate could be affected by increased costs for stricter proposed controls over HRVOCs. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions and there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. states have banned the use of MTBE, while other U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or also ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate produced an energy bill that would have phased out the use of MTBE over 10 years, but also provided limited liability protection for MTBE. The House of Representatives passed the bill as reported out of conference, but the Senate has not. A new energy bill is under consideration in the Senate in 2004 that would phase out use of MTBE, but would not provide liability protection. The final form and timing of the reconciliation of these competing versions of the energy bill in the U.S. Congress is uncertain.

At the state level, a number of states have legislated MTBE bans. Of these, several are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not impact MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. These bans started to negatively affect MTBE demand during late 2003. In addition, in 2003 several major oil companies substantially reduced or discontinued the use of MTBE in gasoline produced for California markets, negatively affecting 2003 demand.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell estimates that, in 2003, California, Connecticut and New York combined represented approximately one-fourth of U.S. MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these potential U.S. federal and state governmental initiatives and state bans will have on MTBE margins or volumes longer term. Lyondell’s North American MTBE sales represented approximately 17% of its total 2003 revenues. Lyondell intends to continue marketing MTBE in the U.S. In the short term, in response to market conditions, Lyondell is capable of adjusting, within design limits, the relative ratios of PO and TBA produced at its PO/TBA plants. It can also shift more of its PO production to PO/SM plants from PO/TBA plants, as necessary. This flexibility has increased with the fourth quarter 2003 startup of the Maasvlakte PO/SM plant. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. Under the more expensive iso-octane alternative, the current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. Alternatively, Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure. Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell has not made any capital commitments regarding any of these alternatives at this time, and any ultimate decision will depend upon further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel (“ULSD”) by June 2006 and 100% by the end of 2009, with less stringent standards for “off road” diesel fuel. To date, the off-road diesel fuel standards have not been finalized. These gasoline and diesel fuel standards will result in increased capital investment for LCR.

In 2003, LCR developed alternative approaches to complying with the low sulfur gasoline standard and the new diesel fuel standard that will lead to an approximate $300 million reduction in overall estimated capital expenditures for these projects. As a result, LCR recognized impairment of value of $25 million of project costs incurred to date. The revised estimated spending for these projects, excluding the $25 million charge, totaled between $165 million to $205 million. LCR significantly reduced the estimated costs for implementing the new diesel standards as a result of its ability to retrofit current production units. The revised estimated cost for the new diesel standards also reflects LCR’s implementation strategy for producing ULSD and “off road” diesel. LCR has spent approximately $23 million, excluding the $25 million charge, as of December 31, 2003 for both the gasoline and diesel fuel standards projects. Lyondell’s 58.75% share of these incremental capital expenditures for these projects is not expected to exceed $120 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Stockholders’ Equity

Preferred Stock—Lyondell has authorized 80 million shares of $.01 par value preferred stock. As of December 31, 2003, none was outstanding.

Common Stock—In October 2003, Lyondell issued 13.8 million shares of common stock, including 2.7 million shares purchased by Occidental Chemical Holding Corporation, a subsidiary of Occidental, receiving net proceeds of approximately $171 million. In July 2002, Lyondell issued 8.28 million shares of common stock, receiving net proceeds of $110 million. As a result of debt amendments in 2002 (see Note 11), certain covenants restricting dividends were revised to allow an annual cash dividend of up to $0.90 per share on all common shares outstanding and any additional common shares that may be issued from time to time in the future.

Series B Common Stock, Warrants and Right—On August 22, 2002, Lyondell completed certain transactions with Occidental Chemical Holding Corporation. As a result of these transactions, Occidental Chemical Holding Corporation received an equity interest in Lyondell, including:

•	34 million shares of newly issued Lyondell Series B common stock. These shares have the same rights as Lyondell’s original common stock with the exception of the dividend. The Series B common stock pays a dividend at the same rate as the original common stock but, at Lyondell’s option, the dividend may be paid in additional shares of Series B common stock or in cash. These new Series B shares also include provisions for conversion to original common stock three years after issuance or earlier in certain circumstances;

•	five-year warrants to acquire five million shares of Lyondell original common stock at $25 per share; and

•	a right to receive contingent payments equivalent in value to 7.38% of Equistar’s cash distributions related to 2002 and 2003.

There were no distributions by Equistar in 2003 or 2002, and the right to a contingent payment expired with no payments made thereunder.

The $439 million recognized fair value of the 34 million shares of Series B common stock issued was determined based on an average of the high and low per-share stock prices for original common stock for 10 consecutive business days, beginning 4 business days prior to and ending 5 business days after August 8, 2002, the first date that the number of shares of Series B common stock to be issued became fixed without subsequent revision. The warrants were valued at $1.60 per share, based upon a value estimated using the Black-Scholes option pricing model. The right to receive contingent payments was valued at $3 million, based on the estimated amount and likelihood of payment in light of Lyondell’s expectations for Equistar’s business results for 2002 and 2003. The total value of the Series B common stock, the warrants and the right as well as $2 million of transaction expenses was $452 million.

Lyondell elected to pay the dividends payable to Occidental Chemical Holding Corporation in 2003 and 2002 in additional shares of Series B common stock. As a result of these transactions, Occidental Chemical Holding Corporation owns a 22% equity interest in Lyondell.

Accumulated Other Comprehensive Loss—The components of accumulated other comprehensive loss were as follows at December 31:

Millions of dollars	2003	2002
Foreign currency translation	$80	$(111)
Minimum pension liability	(136)	(160)
Other	2	—

Total accumulated other comprehensive loss	$(54)	$(271)

Treasury Stock—From time to time Lyondell purchases its shares in the open market to issue under its employee compensation and benefits plans, including stock option and restricted stock plans.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rights to Purchase Common Stock—On December 8, 1995, the Board of Directors of Lyondell declared a dividend of one right (“Right”) for each outstanding share of Lyondell’s common stock to stockholders of record on December 20, 1995. The Rights become exercisable upon the earlier of: (i) ten days following a public announcement by another entity that it has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or (ii) ten business days following the commencement of a tender offer or exchange offer to acquire beneficial ownership of 15% or more of the outstanding shares of common stock, except under certain circumstances. The Rights expire at the close of business on December 8, 2005 unless earlier redeemed at a price of $.0005 per Right or exchanged by Lyondell as described in the Rights Agreement dated as of December 8, 1995.

In connection with the sale of securities to Occidental Chemical Holding Corporation described above under “Series B Common Stock, Warrants and Right”, and in connection with Lyondell’s October 2003 common stock offering, Lyondell’s Board of Director’s adopted resolutions exempting Occidental from certain definitions used in the agreement pertaining to these Rights. These resolutions authorize Occidental to acquire, without triggering the exercisability of the Rights, beneficial ownership of any securities contemplated by the transaction documents relating to the sale of securities described above under “Series B Common Stock, Warrants and Right” and a specified amount of common stock in the October 2003 common stock offering, as long as their aggregate direct and indirect beneficial ownership does not exceed 40% of Lyondell’s issued and outstanding common stock.

1999 Incentive Plan—The 1999 Long-Term Incentive Plan (“1999 LTIP”) provides for the grant of awards to employees of Lyondell and its subsidiaries. Awards to employees may be in the form of (i) stock options, (ii) stock appreciation rights, payable in cash or common stock, (iii) restricted grants of common stock or units denominated in common stock, (iv) performance grants denominated in common stock or units denominated in common stock that are subject to the attainment of one or more goals, (v) grants of rights to receive the value of a specified number of shares of common stock (phantom stock), and (vi) a cash payment. Awards under the 1999 LTIP are limited to the lesser of 14 million shares or 12% of the number of shares of common stock outstanding at the time of granting of the award. During 2003, 2002 and 2001, Lyondell granted stock option awards for 2,562,038 shares, 3,232,636 shares and 3,143,231 shares, respectively, under this plan.

Restricted Stock Plan—Under the 1995 Restricted Stock Plan, one million shares of common stock are authorized for grants and awards to officers and other key management employees. Lyondell grants fixed awards of common stock that are forfeitable and subject to restrictions on transfer. Vesting is contingent on the participant’s continuing employment with Lyondell for a period specified in the award. During 2003, 2002 and 2001, Lyondell granted and issued restricted stock of 185,108 shares, 2,000 shares and 2,587 shares, respectively, to officers and employees, using treasury stock for this purpose. The shares vest on various dates through July 2008, depending upon the terms of the individual grants. Recipients are entitled to receive dividends on the restricted shares.

Stock Options—The following table summarizes activity, in thousands of shares and the weighted average exercise price per share, relating to stock options under the 1999 LTIP. As of December 31, 2003, options covering 11,335,908 shares were outstanding at prices ranging from $11.25 to $19.69 per share.

	2003		2002		2001
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	9,624	$15.04	6,636	$15.59	3,666	$14.98
Granted	2,562	12.86	3,233	13.91	3,143	16.25
Exercised	(533)	13.11	(102)	13.18	(50)	12.91
Cancelled	(317)	16.23	(143)	16.42	(123)	15.06

Outstanding at end of year	11,336	14.60	9,624	15.04	6,636	15.59

Exercisable at end of year	8,615	14.81	6,667	15.53	1,905	15.74

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock options vest over a three-year period, with one-third of the shares becoming exercisable on each of the first, second and third anniversaries of the grant date and generally expire 10 years from the grant date.

The following table summarizes share data in thousands of shares and the weighted average exercise prices for options outstanding and options exercisable at December 31, 2003, and the weighted average remaining life of options outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise Prices per Share	Shares	Exercise Price	Remaining Life	Shares	Exercise Price
$11.25 to $16.88	9,950	$14.11	8	7,310	$14.21
$16.89 to $19.69	1,386	18.10	6	1,305	18.16

	11,336			8,615

18. Per Share Data

Basic loss per share for the periods presented is computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share include the effect of stock options issued and outstanding warrants. These stock options and warrants were antidilutive for all periods presented. Loss per share data and dividends declared per share of common stock were as follows:

	2003	2002	2001
Basic and diluted weighted average shares, in thousands	164,288	133,943	117,563
Basic and diluted loss per share	$(1.84)	$(1.10)	$(1.28)
Dividends declared per share of common stock	$0.90	$0.90	$0.90

See Note 17 for discussion of common stock and warrants issued during 2003 and 2002.

19. Supplemental Cash Flow Information

Supplemental cash flow information is summarized as follows for the years ended December 31:

Millions of dollars	2003	2002	2001
Interest paid, net of interest capitalized	$391	$347	$372

Net income taxes received	$34	$103	$12

As described in Notes 5 and 17, during August 2002, Lyondell issued certain equity securities and a right to Occidental, and received Occidental’s 29.5% interest in Equistar. The transactions included concurrent payments between the parties of agreed amounts of approximately $440 million. The agreed amounts exchanged are included in cash used for investing activities and cash from financing activities. The securities issued, and the additional investment in Equistar, have been recorded at the estimated fair value of the consideration issued totaling $452 million plus the recognition of $352 million of deferred tax liabilities, for a total additional investment in Equistar of $804 million.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), which include PO, PG, PGE, BDO, TDI, SM, and TBA and its derivative, MTBE;

•	Petrochemicals, which include ethylene, propylene, butadiene, oxygenated products and aromatics;

•	Polymers, which primarily include polyethylene and polypropylene; and

•	Refining of crude oil.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies of the segments are the same as those described in “Summary of Significant Accounting Policies” (see Note 2). No customer accounted for 10% or more of consolidated sales during any year in the three- year period ended December 31, 2003. However, under the terms of LCR’s Products Agreement (see Note 6), CITGO purchases substantially all of the refined products of the refining segment. Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

Summarized financial information concerning reportable segments is shown in the following table:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Other	Total
2003
Sales and other operating revenues	$3,801	$—	$—	$—	$—	$3,801
Operating loss	(1)	—	—	—	—	(1)
Income (loss) from equity investments	(19)	87	(55)	144	(260)	(103)
Total assets	6,436	650	246	232	69	7,633
Capital expenditures	268	—	—	—	—	268
Depreciation and amortization expense	250	—	—	—	—	250

2002
Sales and other operating revenues	$3,262	$—	$—	$—	$—	$3,262
Operating income	174	—	—	—	—	174
Income (loss) from equity investments	1	65	(37)	135	(150)	14
Total assets	5,967	799	337	297	48	7,448
Capital expenditures	22	—	—	—	—	22
Depreciation and amortization expense	244	—	—	—	—	244

2001
Sales and other operating revenues	$3,193	$—	$—	$—	$—	$3,193
Operating income	112	—	—	—	—	112
Income (loss) from equity investments	—	113	(77)	129	(125)	40
Total assets	5,887	343	136	258	79	6,703
Capital expenditures	68	—	—	—	—	68
Depreciation and amortization expense	254	—	—	—	—	254

The following table presents the details of “Income (loss) from equity investments” as presented above in the “Other” column for the years ended December 31:

Millions of dollars	2003	2002	2001
Equistar items not allocated to segments - principally general and administrative expenses and interest expense, net	$(260)	$(145)	$(113)
Other	—	(5)	(12)

Loss from equity investments	$(260)	$(150)	$(125)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Through April 30, 2002, the methanol operations of LMC were included in the “Other” column. Effective May 1, 2002, LMC was wholly owned by Lyondell and the methanol results were included in the IC&D segment from that date. The effects of consolidating the LMC operations, which previously had been accounted for using the equity method, and of including the methanol operations in the IC&D segment were not material.

The following table presents the details of “Total assets” as presented above in the “Other” column for the years ended December 31:

Millions of dollars	2003	2002	2001
Equistar items not allocated to segments - Other assets	$69	$48	$43
Equity investment in LMC	—	—	36

Total Other	$69	$48	$79

The following “Revenues” by country data are based upon the delivery location of the product. The “Long-lived assets” by country data are based upon the location of the assets.

	Revenues			Long-Lived Assets
Millions of dollars	2003	2002	2001	2003	2002	2001
United States	$1,967	$1,807	$1,732	$1,808	$1,941	$2,006
Non-U.S.	1,834	1,455	1,461	1,698	1,198	1,004

Total	$3,801	$3,262	$3,193	$3,506	$3,139	$3,010

Non-U.S. long-lived assets primarily consist of the net property, plant and equipment, including the investment in the European PO Joint Venture, located near Rotterdam, The Netherlands, and at Fos-sur-Mer, France, all of which are part of the IC&D segment.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Unaudited Quarterly Results

	For the quarter ended
Millions of dollars, except per share data	March 31	June 30	September 30	December 31
2003
Sales and other operating revenues	$989	$913	$954	$945
Operating income (loss)	(18)	(6)	20	3
Income (loss) from equity investments	(83)	1	13	(34)
Net loss	(113)	(68)	(44)	(77)
Basic and diluted earnings loss per share (a)	(0.70)	(0.43)	(0.27)	(0.44)

2002
Sales and other operating revenues	$674	$843	$855	$890
Operating income	38	65	59	12
Income (loss) from equity investments	(21)	32	44	(41)
Net income (loss)	(55)	2	(2)	(93)
Basic and diluted earnings income (loss) per share (a)	(0.47)	0.02	(0.02)	(0.58)

(a)	Earnings per common share calculations for each of the quarters are based upon the weighted average number of shares outstanding for each period (basic earning per share). The sum of the quarters may not necessarily be equal to the full year earning per share amount.

22. Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the following (see Note 11):

•	Senior Secured Notes, Series A due 2007, 9.625%

•	Senior Secured Notes, Series B due 2007, 9.875%

•	Senior Secured Notes due 2008, 9.5%

•	Senior Subordinated Notes due 2009, 10.875%

•	Senior Secured Notes due 2012, 11.125%, and

•	Senior Secured Notes due 2013, 10.5%.

LCNL, a Delaware corporation and a wholly owned subsidiary of Lyondell, owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of December 31, 2003 and 2002 and for the three years ended December 31, 2003.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of and for the year ended December 31, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
BALANCE SHEET

Total current assets	$824	$212	$323	$—	$1,359
Property, plant and equipment, net	817	879	944	—	2,640
Investments and long-term receivables	5,655	630	1,861	(5,998)	2,148
Goodwill, net	723	130	227	—	1,080
Other assets	271	76	59	—	406

Total assets	$8,290	$1,927	$3,414	$(5,998)	$7,633

Current maturities of long-term debt	$—	$—	$—	$—	$—
Other current liabilities	441	142	116	—	699
Long-term debt	4,149	—	2	—	4,151
Other liabilities	609	44	27	—	680
Deferred income taxes	517	185	90	—	792
Intercompany liabilities (assets)	1,418	145	(1,563)	—	—
Minority interest	—	—	155	—	155
Stockholders’ equity	1,156	1,411	4,587	(5,998)	1,156

Total liabilities and stockholders’ equity	$8,290	$1,927	$3,414	$(5,998)	$7,633

STATEMENT OF INCOME

Sales and other operating revenues	$2,347	$1,062	$2,193	$(1,801)	$3,801
Cost of sales	2,420	1,021	1,959	(1,801)	3,599
Selling, general and administrative expenses	87	23	56	—	166
Research and development expenses	37	(1)	1	—	37

Operating income (loss)	(197)	19	177	—	(1)
Interest income (expense), net	(417)	19	6	—	(392)
Other income (expense), net	(49)	9	55	—	15
Income (loss) from equity investments	252	(19)	(63)	(273)	(103)
Intercompany income (expense)	229	168	64	(461)	—
(Benefit from) provision for income taxes	(68)	73	89	(273)	(179)

Net income (loss)	$(114)	$123	$150	$(461)	$(302)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
STATEMENT OF CASH FLOWS

Net income (loss)	$(114)	$123	$150	$(461)	$(302)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	70	58	122	—	250
Gain on sale of equity interest	—	—	(18)	—	(18)
Deferred income taxes	(154)	(20)	2	—	(172)
Debt prepayment charges and premiums	5	—	—	—	5
Net changes in working capital and other	40	378	(78)	—	340

Net cash provided by (used in) operating activities	(153)	539	178	(461)	103

Expenditures for property, plant and equipment	(23)	(225)	(20)	—	(268)
Distributions from affiliates in excess of earnings	—	—	111	—	111
Contributions and advances to affiliates	—	(106)	(31)	—	(137)
Proceeds from sale of equity interest	—	—	28	—	28
Maturity of other short-term investments	44	—	—	—	44

Net cash provided by (used in) investing activities	21	(331)	88	—	(222)

Issuance of long-term debt	318	—	—	—	318
Repayment of long-term debt	(103)	—	—	—	(103)
Issuance of common stock	171	—	—	—	171
Dividends paid	(116)	(208)	(253)	461	(116)
Other	(4)	—	—	—	(4)

Net cash provided by (used in) financing activities	266	(208)	(253)	461	266

Effect of exchange rate changes on cash	—	(1)	6	—	5

Increase (decrease) in cash and cash equivalents	$134	$(1)	$19	$—	$152

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of and for the year ended December 31, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
BALANCE SHEET

Total current assets	$674	$173	$324	$—	$1,171
Property, plant and equipment, net	872	581	916	—	2,369
Investments and long-term receivables	7,043	504	2,196	(7,394)	2,349
Goodwill, net	745	145	240	—	1,130
Other assets	313	83	33	—	429

Total assets	$9,647	$1,486	$3,709	$(7,394)	$7,448

Current maturities of long-term debt	$1	$—	$—	$—	$1
Other current liabilities	440	90	102	—	632
Long-term debt	3,924	—	2	—	3,926
Other liabilities	593	48	23	—	664
Deferred income taxes	637	172	72	—	881
Intercompany liabilities (assets)	2,873	(1,223)	(1,650)	—	—
Minority interest	—	—	165	—	165
Stockholders’ equity	1,179	2,399	4,995	(7,394)	1,179

Total liabilities and stockholders’ equity	$9,647	$1,486	$3,709	$(7,394)	$7,448

STATEMENT OF INCOME

Sales and other operating revenues	$2,216	$807	$1,814	$(1,575)	$3,262
Cost of sales	2,259	745	1,469	(1,575)	2,898
Selling, general and administrative expenses	95	17	48	—	160
Research and development expenses	30	—	—	—	30

Operating income (loss)	(168)	45	297	—	174
Interest income (expense), net	(390)	11	6	—	(373)
Other income (expense), net	(82)	23	30	—	(29)
Income (loss) from equity investments	474	(2)	35	(493)	14
Intercompany income (expense)	860	162	103	(1,125)	—
(Benefit from) provision for income taxes	211	73	144	(494)	(66)

Net income (loss)	$483	$166	$327	$(1,124)	$(148)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
STATEMENT OF CASH FLOWS

Net income (loss)	$483	$166	$327	$(1,124)	$(148)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	112	40	92	—	244
Deferred income taxes	(49)	10	15	—	(24)
Net changes in working capital and other	(383)	(14)	614	—	217

Net cash provided by operating activities	163	202	1,048	(1,124)	289

Expenditures for property, plant and equipment	(10)	(4)	(8)	—	(22)
Contributions and advances to affiliates	—	(46)	(68)	—	(114)
Purchase of equity investment in Equistar	(440)	—	—	—	(440)
Purchase of short-term investments	(44)	—	—	—	(44)
Other	(3)	—	—	—	(3)

Net cash used in investing activities	(497)	(50)	(76)	—	(623)

Issuance of long-term debt	591	—	—	—	591
Repayment of long-term debt	(543)	—	—	—	(543)
Issuance of Series B common stock, warrants, and right	440	—	—	—	440
Issuance of common stock	110	—	—	—	110
Dividends paid	(109)	(138)	(986)	1,124	(109)
Other	(18)	—	—	—	(18)

Net cash provided by (used in) financing activities	471	(138)	(986)	1,124	471

Effect of exchange rate changes on cash	—	(7)	10	—	3

Increase (decrease) in cash and cash equivalents	$137	$7	$(4)	$—	$140

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of and for the year ended December 31, 2001

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
STATEMENT OF INCOME

Sales and other operating revenues	$2,178	$786	$1,605	$(1,376)	$3,193
Cost of sales	2,237	566	1,435	(1,376)	2,862
Selling, general and administrative expenses	86	16	55	—	157
Research and development expenses	32	—	—	—	32
Amortization of goodwill	12	11	7	—	30

Operating income (loss)	(189)	193	108	—	112
Interest income (expense), net	(384)	3	12	—	(369)
Other income (expense), net	(134)	(83)	206	—	(11)
Income (loss) from equity investments	616	—	60	(636)	40
Intercompany income (expense)	267	335	128	(730)	—
(Benefit from) provision for income taxes	60	152	174	(464)	(78)

Net income (loss)	$116	$296	$340	$(902)	$(150)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
STATEMENT OF CASH FLOWS

Net income (loss)	$116	$296	$340	$(902)	$(150)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	123	47	84	—	254
Net changes in working capital and other	(642)	119	(284)	902	95

Net cash provided by (used in) operating activities	(403)	462	140	—	199

Expenditures for property, plant and equipment	(17)	(8)	(43)	—	(68)
Distributions from affiliates in excess of earnings	(10)	—	60	—	50
Contributions and advances to affiliates	61	(115)	(119)	—	(173)
Other	470	—	—	(470)	—

Net cash provided by (used in) investing activities	504	(123)	(102)	(470)	(191)

Issuance of long-term debt	385	—	—	—	385
Repayment of long-term debt	(394)	—	—	—	(394)
Dividends paid	(106)	(426)	(44)	470	(106)
Other	(7)	—	—	—	(7)

Net cash provided by (used in) financing activities	(122)	(426)	(44)	470	(122)

Effect of exchange rate changes on cash	—	67	(67)	—	—

Decrease in cash and cash equivalents	$(21)	$(20)	$(73)	$—	$(114)